AMENDMENT NO. 1 TO
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2008

Commission File Number: 333-144010

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED
TABLE OF CONTENTS

Item

1.
Complementing its Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on July 31, 2008, Consolidated Financial Statements of the registrant’s subsidiary Cosan S.A. Indústria e Comércio as of April 30, 2008, 2007 and 2006 prepared in accordance with U.S. generally accepted accounting principles.

Cosan S.A. Indústria e Comércio

Consolidated Financial Statements

as of April 30, 2008, 2007 and 2006

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

We have audited the accompanying consolidated balance sheets of Cosan S.A. Indústria e Comércio and subsidiaries as of April 30, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended April 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosan S.A. Indústria e Comércio and subsidiaries at April 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

São Paulo, Brazil June 30, 2008	ERNST & YOUNG Auditores Independentes S.S. CRC2SP015199/O-8

Luiz Carlos Nannini Accountant CRC 1SP171638/O-7

 COSAN S.A. INDÚSTRIA E COMÉRCIO

CONSOLIDATED BALANCE SHEETS
April 30, 2008 and 2007
(In thousands of U.S. dollars, except share data)

	2008	2007
Assets
Current assets:
Cash and cash equivalents	38,832	316,542
Restricted cash	47,190	17,672
Marketable securities	558,761	281,879
Trade accounts receivable, less allowances: 2008 – 1,298; 2007 – 4,013	126,910	55,206
Inventories	337,665	247,480
Advances to suppliers	133,687	103,961
Other current assets	134,612	116,763
	1,377,657	1,139,503

Property, plant, and equipment, net	1,885,135	1,194,050
Goodwill	688,383	491,857
Intangible assets, net	104,197	93,973
Accounts receivable from government agency	202,822	156,526
Other non-current assets	298,258	177,460
	3,178,795	2,113,866

Total assets	4,556,452	3,253,369

	2008	2007
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	113,182	55,938
Advances from customers	15,616	24,275
Taxes payable	63,000	57,543
Salaries payable	47,833	31,109
Current portion of long-term debt	37,428	36,076
Derivative financial instruments	55,028	9,779
Dividends payable	-	37,261
Other liabilities	25,180	22,238
	357,267	274,219

Long-term liabilities:
Long-term debt	1,246,111	1,342,496
Estimated liability for legal proceedings and labor claims	494,098	379,191
Taxes payable	169,157	106,897
Advances from customers	-	24,333
Deferred income taxes	101,836	141,587
Other long-term liabilities	61,159	47,484
	2,072,361	2,041,988

Minority interest in consolidated subsidiaries	9,231	8,512

Shareholders’ equity:
Common stock, no par value. Authorized 272,548,032 shares; issued and outstanding 272,548,032 in 2008 and 188,886,360 shares in 2007	1,512,986	535,105
Additional paid-in capital	161,753	160,944
Accumulated other comprehensive income	321,821	71,953
Retained earnings	121,033	160,648
Total shareholders’ equity	2,117,593	928,650
Total liabilities and shareholders' equity	4,556,452	3,253,369

See accompanying notes to consolidated financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, except share data)

	2008	2007	2006
Net sales	1,491,233	1,679,050	1,096,614
Cost of goods sold	(1,344,844)	(1,191,251)	(796,295)
Gross profit	146,389	487,799	300,319
Selling expenses	(168,623)	(133,807)	(97,848)
General and administrative expenses	(113,431)	(121,094)	(71,998)
Operating income (loss)	(135,665)	232,898	130,473
Other income (expenses):
Financial income	237,320	555,550	186,469
Financial expenses	(158,036)	(266,187)	(413,050)
Other	(3,670)	16,284	(5,457)
Income (loss) before income taxes, equity in income (loss) of affiliates and minority interest	(60,051)	538,545	(101,565)
Income taxes benefit (expense)	19,810	(188,818)	29,742
Income (loss) before equity in income (loss) of affiliates and minority interest	(40,241)	349,727	(71,823)

Equity in income (loss) of affiliates	(239)	(38)	1,584
Minority interest in ( income) loss of subsidiaries	865	(3,218)	(2,553)
Net income (loss)	(39,615)	346,471	(72,792)

Earnings (loss) per share:
Basic	(0.18)	1.84	(0.46)
Diluted	(0.18)	1.81	(0.46)

Weighted number of shares outstanding
Basic	222,620,060	188,254,660	156,037,234
Diluted	225,678,832	191,059,957	158,404,884

See accompanying notes to consolidated financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, except share data)

					Accumulated
	Capital stock		Additional	Retained	other	Total
	Common	Common	paid-in	earnings	comprehensive	shareholders’
	number	amount	capital	(losses)	income (loss)	equity
Balances at May 1, 2005	119,445,142	181,447	103,537	(27,926)	(66,726)	190,332

Issuance of common shares for cash	12,948,053	31,516	54,035	-	-	85,551
Spin-off of investments in subsidiary distributed to owners	-	(92,462)	-	(26,169)	-	(118,631)
Capitalization of retained earnings of new shares	-	21,675	-	(21,675)	-	-
Issuance of common shares for cash	48,139,530	331,447	-	-	-	331,447
Issuance of common shares for cash	7,220,928	51,624	-	-	-	51,624
Share based compensation	-	-	3,837	-	-	3,837
Net loss	-	-	-	(72,792)	-	(72,792)
Currency translation adjustment	-	-	-	-	105,586	105,586
Comprehensive income	-	-	-	-	-	32,794

Balances at April 30, 2006	187,753,653	525,247	161,409	(148,562)	38,860	576,954

Exercise of stock option	1,132,707	9,858	(6,657)	-	-	3,201
Share based compensation	-	-	6,192	-	-	6,192
Dividends	-	-	-	(37,261)	-	(37,261)
Net income	-	-	-	346,471	-	346,471
Currency translation adjustment	-	-	-	-	33,093	33,093
Comprehensive income	-	-	-	-	-	379,564

Balances at April 30, 2007	188,886,360	535,105	160,944	160,648	71,953	928,650

Issuance of common shares for cash	82,700,000	967,198	-	-	-	967,198
Exercise of stock option	961,672	10,683	(7,344)	-	-	3,339
Share based compensation	-	-	8,153	-	-	8,153
Net loss	-	-	-	(39,615)	-	(39,615)
Currency translation adjustment	-	-	-	-	249,868	249,868
Comprehensive income	-	-	-	-	-	210,253

Balances at April 30, 2008	272,548,032	1,512,986	161,753	121,033	321,821	2,117,593

See accompanying notes to consolidated financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars)

	2008	2007	2006
Cash flow from operating activities

Net (loss) income for the year	(39,615)	346,471	(72,792)
Adjustments to reconcile net income to cash provided by
operating activities:
Depreciation and amortization	236,065	187,367	98,632
Deferred income and social contribution taxes	(52,438)	150,242	(53,001)
Interest, monetary and exchange variation	(43,684)	116,284	24,275
Minority interest in net income of subsidiaries	(865)	3,218	2,553
Accounts receivable from government agency	-	(149,121)	-
Others	13,981	(27,669)	15,942

Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	(57,107)	48,226	(35,412)
Inventories	(31,739)	(54,108)	30,920
Advances to suppliers	(8,363)	(38,707)	(10,679)
Taxes recoverable	(44,543)	4,637	1,909
Trade accounts payable	33,702	(43,239)	28,676
Derivative financial instruments	90,383	(155,028)	83,538
Taxes payable	(19,588)	(36,592)	(37,640)
Other assets and liabilities, net	(54,901)	(68,030)	9,116
Net cash provided by operating activities	21,288	283,951	86,037

Cash flows from investing activities:
Restricted cash	(25,886)	47,037	(62,565)
Marketable securities	(215,226)	96,987	(366,856)
Acquisition of property, plant and equipment	(642,886)	(356,225)	(135,152)
Acquisitions, net of cash acquired	(101,961)	(39,409)	(260,878)
Net cash used in investing activities	(985,959)	(251,610)	(825,451)

Cash flows from financing activities:
Proceeds from issuance of common stock	1,032,821	3,201	383,071
Payments of dividends	(44,935)	-	-
Additions of long-term debts	117,533	424,605	899,273
Payments of long-term debts	(492,052)	(204,959)	(556,486)
Net cash provided by financing activities	613,367	222,847	725,858
Effect of exchange rate changes on cash and
cash equivalents	73,594	32,139	29,611
Net increase (decrease) in cash and cash equivalents	(277,710)	287,327	16,055
Cash and cash equivalents at beginning of year	316,542	29,215	13,160
Cash and cash equivalents at end of year	38,832	316,542	29,215

 COSAN S.A. INDÚSTRIA E COMÉRCIO

CONSOLIDATED STATEMENTS OF CASH FLOWS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars)

	2008	2007	2006
Supplemental cash flow information
Cash paid during the year for:
Interest	124,502	74,567	61,154
Income taxes	18,787	12,760	17,066

Non-cash transactions
Acquisitions paid with equity	-	-	100,900

See accompanying notes to consolidated financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

1.	Operations

Cosan S.A. Indústria e Comércio and subsidiaries (“Cosan”) is incorporated under the laws of the Federative Republic of Brazil. Cosan shares are traded on the São Paulo Stock Exchange (Bovespa).

Cosan, with its principal place of business in the city of Piracicaba, São Paulo, manufactures and trades sugar and ethanol from sugarcane both from its own plantations and third parties, and co-generates electric power.

On August 1, 2007, Cosan Limited, a company organized in Bermudas, became the controlling shareholder of Cosan holding a 51% interest therein. On August 17, 2007, Cosan Limited concluded its global offering of 111,678,000 class A common shares, which are traded on the New York Stock Exchange (NYSE) and Bovespa by BDR (Brazilian Depositary Receipts).

2.	Presentation of the Consolidated Financial Statements

Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which Cosan uses to prepare its statutory consolidated financial statements as filed with the Brazilian Securities Commission - CVM (“Comissão de Valores Mobiliários”).

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

Basis of presentation--Continued

The Brazilian real is the currency of the primary economic environment in which Cosan and its subsidiaries located in Brazil operate, generate and expend cash and is the functional currency. However, Cosan utilizes the U.S. dollar as its reporting currency, except for the foreign subsidiaries in which U.S. dollar is their functional currency. The accounts of Cosan are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 Foreign Currency Translation. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the accumulated other comprehensive income (loss) component of shareholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS No. 130 “Reporting Comprehensive Income”.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.6872=US$1.00 at April 30, 2008, R$2.0339=US$1.00 at April 30, 2007 and R$2.0892=US$1.00 at April 30, 2006.

3.	Significant Accounting Polices

a. Principles of consolidation

The consolidated financial statements include the accounts and operations of Cosan and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Polices--Continued

a. Principles of consolidation--Continued

The following subsidiaries were included in the consolidated financial statements for the years ended April 30, 2008, 2007 and 2006.

	Ownership %
	2008		2007		2006
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Cosan Operadora Portuária S.A.	90.0%	-	90.0%	-	90.0%	-
Administração de Participações Aguassanta Ltda.	91.5%	-	91.5%	-	91.5%	-
Agrícola Ponte Alta S.A.	-	99.1%	-	98.4%	-	98.4%
Cosan Distribuidora de Combustíveis Ltda.	99.9%	-	99.9%	-	99.9%	-
Cosan S.A. Bioenergia	100.0%	-	99.9%	-	99.9%	-
Corona S.A. Bioenergia (1)	-	-	-	98.4%	-	-
FBA S.A. Bioenergia (1)	-	-	-	98.4%	-	-
Barra S.A. Bioenergia (1)	-	99.1%	-	98.4%	-	-
Cosan International Universal Corporation	100.0%	-	100.0%	-	-	-
Cosan Finance Limited	100.0%	-	100.0%	-	-	-
Da Barra Alimentos Ltda.	-	99.1%	-	98.4%	-	98.4%
Jump Participações S.A. (2), (4)	-	-	-	-	100.0%	-
Mundial Açúcar e Álcool S.A. (3), (4)	-	-	-	-	98.5%	1.5%
Alcomira S.A. (3), (4)	-	-	-	-	-	100.0%
ABC 125 Participações Ltda. (2), (4)	-	-	-	-	99.9%	-
ABC 126 Participações Ltda. (2), (4)	-	-	-	-	99.9%	-
Bonfim Nova Tamoio – BNT Agrícola Ltda.	-	99.1%	-	98.4%	-	98.4%
Usina da Barra S.A. Açúcar e Álcool	89.9%	9.2%	82.4%	16.0%	80.5%	17.9%
Aguapar Participações S.A. (2), (4)	-	-	-	-	100.0%	-
Usina Açucareira Bom Retiro S.A. (3), (4)	-	-	-	-	-	100.0%
Grançucar S.A. Refinadora de Açúcar	99.9%	0.1%	99.9%	0.1%	-	-
Cosan Centroeste S.A. Açúcar e Álcool (5)	-	99.1%	99.9%	0.1%	-	-
Benálcool S.A. Açúcar e Álcool	-	99.1%	-	-	-	-

(1)	FBA Bioenergia merged into Barra Bioenergia and Corona Bioenergia, being renamed as Barra Bioenergia S.A.
(2)	Holding companies set up in 2006 to allow the acquisition process.
(3)	Companies acquired through holding companies.
(4)	Merged into Cosan in 2007.
(5)	The Company sold its equity interest in this company, on July 23, 2007, to Agrícola Ponte Alta S.A.

On February 14, 2008, subsidiary Usina da Barra S.A. Açúcar e Álcool (“Usina da Barra”) acquired 100% of the outstanding shares of Benálcool Açúcar e Álcool S.A. (“Benálcool”) and Benagri Agrícola Ltda. (“Benagri”), both located in the Araçatuba region, São Paulo.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Polices--Continued

b.  Revenue recognition

Cosan recognizes revenue when title passes to the customer. This is date of shipment when shipped FOB shipping point and date of receipt by customer for certain export sales, which are shipped FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Provision is made for estimated returns and estimated credit losses.

Shipping and handling costs are classified as selling expenses in the consolidated statement of income.

c.  Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

d.  Cash and cash equivalents

Cosan considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

e.  Restricted cash

The restricted cash amounts are related to deposits of margin requirements with commodities brokers that trade Cosan’s derivative instruments.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Polices--Continued

f.  Marketable securities

Cosan classifies its debt securities as available-for-sale securities, which are carried at fair value, with the unrealized gains and losses reported in other comprehensive income. Interest on securities classified as available-for-sale is included in financial income. These securities primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in Reais with Inter Deposit Rates (CDI). Cost of these securities approximates market value.

g.  Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest.  The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

h.  Inventories

Inventories are valued at the lower of cost or market. Cost for finished goods and work-in-progress includes purchased raw materials, labor, maintenance costs of growing crops, depreciation of major maintenance costs and manufacturing and production overhead, which are related to the purchase and production of inventories.

During the development period of growing crops, costs are recorded in property, plant and equipment. After the development period, annual maintenance costs of growing crops become a portion of the cost of the current-year crop, along with harvesting costs, depreciation of the plants, and allocated overhead costs. Annual maintenance costs include cultivation, spraying, pruning, and fertilizing. The annual maintenance costs are allocated to cost of production based on the amount of sugarcane milled during the harvest period.

Cosan’s harvest period begins between the months of April and May each year and ceases normally in the months of November and December. From January to April Cosan performs its major maintenance activities, as described at item j below.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Polices--Continued

i.  Investment in affiliated companies

Investments in affiliates in which Cosan exercise significant influence over the operating and financial policies are accounted for using the equity method.

j.  Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including interest incurred on financing. During the period of construction, costs include land preparation, plants, preparation of planting beds, stakes and wires, cultural care during the development period, and overhead. Amortization of sugarcane plants is calculated using the straight-line method at a rate of 20% per annum as Cosan harvests these plants during a five-year average period.

Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets: 25 years for buildings; 10 years for machinery and equipment; 7 years for furniture, fixtures and computer equipment; 5 years for vehicles; 25 years for leasehold improvements; and 5 years for sugarcane plant development costs.

Cosan performs planned major maintenance activities in its industrial facilities on an annual basis. This occurs during the months from January to April, with the purpose to inspect and replace components. The annual major maintenance costs include labor, material, outside services, and general or overhead expense allocations during the inter-harvest period. Cosan utilizes the built-in overhaul method to account for the annual costs of major maintenance activities. Thus the estimated cost of the portion of the total cost of a fixed asset which must be replaced on an annual basis is recorded as a separate component of the cost of fixed assets and depreciated over its separate estimated useful life.  It is then replaced in connection with the annual major maintenance activities. Costs of normal periodic maintenance are charged to expense as incurred since the parts replaced do not enhance or maintain the crushing capacity or provide betterments to the fixed assets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Polices--Continued

j.  Property, plant and equipment--Continued

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

k.  Goodwill and other intangible assets

Cosan tests goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

l.  Environmental matters

Cosan’s production facilities and its plantation activities are both subject to environmental regulations. Cosan diminishes the risks associated with environmental matters, through operating procedures and controls and investments in pollution control equipment and systems. Cosan believes that no provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Polices--Continued

m.  Estimated liability for legal proceedings and labor claims

Determination of the estimated liability for legal proceedings and labor claims involves considerable judgment on the part of management. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, a contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Cosan is subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. Cosan accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

n.  Income taxes

Deferred income taxes are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) as of May 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in estimate occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in financial expenses.

Valuation allowances are established when management determines that it is more likely than not that the deferred tax assets will not be realized.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Polices--Continued

o.  Earnings (losses) per share

Earnings (losses) per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated by adjusting average outstanding shares for the impact of conversion of all potentially dilutive stock options.

p.  Share-based compensation

Cosan’s share based compensation plan, which was adopted on August 30, 2005, is accounted for in accordance with SFAS No. 123(R), Share-Based Payments, which requires it to recognize expense related to the fair value of its share-based compensation awards. Compensation expense for all share-based compensation awards granted in the fiscal year ended April 30, 2006 was based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R) and the expense has been recognized for share based awards on a straight-line basis over the requisite service period of the award. For purpose of estimating the fair value of options on their date of grant, Cosan uses a binomial model.

q.  Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of Cosan’s risk management program, Cosan uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Cosan does not hold or issue derivative financial instruments for trading purposes. Cosan recognizes all derivative instruments as non-hedge transactions.  The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Polices--Continued

r.  Recently issued accounting standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but instead is intended to eliminate inconsistencies with respect to this topic found in various other accounting pronouncements. This Statement is effective for Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115” (“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective for Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 159 will have an impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for Cosan as of May 1, 2009.  This Statement will only impact Cosan’s financial statements in the event of a business combination on or after May 1, 2009.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Polices--Continued

r. Recently issued accounting standards--Continued

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for Cosan as of May 1, 2009. As this statement was recently issued, Cosan is evaluating the impact on its consolidated financial statements and related disclosures.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (Statement 161). Statement 161, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company's strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. Early adoption is encouraged. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

4.	Cash and Cash Equivalents

	2008	2007
Local currency
Cash and bank accounts	35,093	16,208
Foreign currency
Bank accounts	3,739	300,334
	38,832	316,542

5.	Derivative Financial Instruments

Cosan enters into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	2008	2007	2008	2007
Commodities derivatives
Future contracts:
Sell commitments	550,132	783,019	(11,821)	47,427

Options:
Purchased	-	335,715	-	4,502
Written	110,077	-	(16,123)	-

Foreign exchange derivatives
Forward contracts:
Sale commitments	766,536	153,824	31,458	13,274
Swap agreements	338,253	328,419	(27,084)	(9,779)
Total assets			31,458	65,203
Total liabilities			(55,028)	(9,779)

When quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques. Asset figures are classified as other current assets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

6.	Inventories

	2008	2007
Finished goods:
Sugar	31,702	5,730
Ethanol	14,700	8,731
Others	2,155	1,681
	48,557	16,142
Annual maintenance cost of growing crops	211,300	183,157
Others	77,808	48,181
	337,665	247,480

The increase in the annual maintenance cost of growing crops and finished goods in 2008 is due to the expansion of cultivated area, increases in the price of agricultural products and quantity increases.

7.	Property, Plant and Equipment

	2008	2007
Land and rural properties	198,502	157,952
Machinery, equipment and installations	1,174,952	868,775
Vehicles	117,394	87,840
Furniture, fixtures and computer equipment	50,470	20,122
Buildings	119,846	94,233
Leasehold improvements	141,558	93,334
Construction in progress	372,017	130,295
Sugarcane plant development costs	730,685	373,267
	2,905,424	1,825,818
Accumulated depreciation and amortization	(1,020,289)	(631,768)
Total	1,885,135	1,194,050

The increase in construction in progress in 2008 relates to an increase in investments in co-generation capacity, upgrading and expansion of industrial plants, expanding warehousing capacity, and advances for machinery and equipment purchases by electric power co-generation plants.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions

On February 14, 2008, the Company acquired through its subsidiary, Usina da Barra, 100% of the outstanding shares of Benálcool Açúcar e Álcool S.A. (Benálcool) and its affiliate Benagri Agrícola Ltda. (Benagri), processors of sugar and ethanol from sugarcane for US$42,687, net of cash acquired. The acquisition resulted in goodwill of US$88,104.

On April 27, 2006, Cosan acquired all of the outstanding shares of Usina Açucareira Bom Retiro S.A. (“Bom Retiro”), a processor of sugar and ethanol from sugarcane for US$51,078 net of cash acquired.

On February 8, 2006, Cosan acquired all of the outstanding shares of Açucaceira Corona S.A. (“Corona”) a processor of sugar and ethanol from sugarcane for US$180,582 net of cash acquired.

On December 12, 2005, Cosan acquired all of the outstanding shares of Alcomira S.A. (“Alcomira”) and Mundial S.A. Açúcar e Álcool S.A. (“Mundial”) processors of sugar and ethanol from sugarcane for US$29,218 net of cash acquired.

On May 31, 2005, Cosan acquired from Tereos do Brasil Participações Ltda. and Sucden Investimentos S.A., for the amount of US$100,900 the remaining 52.5% of the outstanding shares of FBA-Franco Brasileira S.A. Açúcar e Álcool (“FBA”)

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions--Continued

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the all acquisitions:

	2008	Prior years
Description	Benálcool	FBA	Corona	Alcomira/ Mundial	Bom Retiro	Total
Property, plant and equipment	49,799	110,716	306,029	34,633	59,456	560,633
Intangible assets	-	19,284	35,755	7,706	3,590	66,335
Other assets	19,590	44,257	130,504	11,268	8,981	214,600
Long-term debts including current installments	(37,982)	(28,152)	(175,032)	(27,274)	(2,076)	(270,516)
Other liabilities	(76,824)	(78,126)	(313,115)	(49,348)	(35,237)	(552,650)
Net assets (liabilities) acquired (assumed)	(45,417)	67,979	(15,859)	(23,015)	34,714	18,402
Purchase price, net of cash acquired	42,687	-	180,582	29,218	51,078	303,565
Acquisitions paid with equity	-	100,900	-	-	-	100,900
Goodwill	88,104	32,921	196,441	52,233	16,364	386,063

Cosan expects the goodwill balance relating to these acquisitions will be substantially deductible for tax purposes. The goodwill is substantially based on future profitability.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions--Continued

The following unaudited pro forma financial information presents the pro forma results of operations of Cosan and the acquired companies as if the acquisitions had occurred at the beginning of the years presented. The unaudited pro forma financial information does not purport to be indicative of the results that would have been obtained if the acquisitions had occurred as of the beginning of the years presented or that may be obtained in the future:

2006
Net sales	1,278,361
Loss for the year	(84,509)

Basic EPS per thousand shares (US$)	(0.54)
Diluted EPS per thousand shares (US$)	(0.53)

In April 2007, Cosan S.A. acquired for US$39,409 cash, 33.33% of the outstanding shares of Etanol Participações S.A. “Etanol”. There are two other shareholders of Etanol, neither of which has control of the entity, Usina Santa Luiza and Agropecuária Aquidaban Ltda., that produce sugar and alcohol from sugarcane. On December 21, 2007, Etanol was merged into its former subsidiaries Usina Santa Luiza and Agropecuária Aquidaban. The investment is being accounted for using the equity method and the results of the acquired company have been included in the consolidated results from the acquisition date.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

9.	Goodwill and Other Intangible Assets

Goodwill

The carrying amounts of goodwill by reporting segment for the years ended April 30, 2008 and 2007 are as follows:

	Sugar Segment	Ethanol Segment	Total
Balance as of April 30, 2006	298,096	199,769	497,865
Total tax benefit applied to reduce goodwill	(11,647)	(7,898)	(19,545)
Effect of currency translation	8,105	5,432	13,537
Balance as of April 30, 2007	294,554	197,303	491,857
Acquisitions	46,339	41,765	88,104
Common control merger	17,919	9,968	27,887
Total tax benefit applied to reduce goodwill	(12,303)	(8,233)	(20,536)
Effect of currency translation	60,528	40,543	101,071
Balance as of April 30, 2008	407,037	281,346	688,383

Other intangible assets

	As of April 30, 2008
		Weighted
	Gross	average		Net
	Carrying	amortization	Accumulated	carrying
	Amount	period	Amortization	amount
Intangible assets subject to amortization:
Favorable operating leases	133,655	16 years	(33,850)	99,805
Trademark	7,060	15 years	(2,668)	4,392
Total	140,715		(36,518)	104,197

  COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

9.        Goodwill and Other Intangible Assets--Continued

	As of April 30, 2007
		Weighted
	Gross	average		Net
	Carrying	amortization	Accumulated	carrying
	Amount	period	Amortization	amount
Intangible assets subject to amortization:
Favorable operating leases	110,872	16 years	(20,934)	89,938
Trademark	5,857	15 years	(1,822)	4,035
Total	116,729		(22,756)	93,973

The acquired companies maintained several operating lease agreements with agricultural producers which set forth an amount of sugarcane tons to be delivered at each harvest period. However, if that sugarcane had been bought directly from the producer with no lease agreement, the amount to be paid would depend on the productivity in tons of the sugarcane acquired in that same geographic area. Therefore, the intangible assets identified in each acquisition were valued based on the benefit that each acquired company had in these contracts. The intangible assets are depreciated on the straight-line method based on the contract periods.

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the five succeeding years:

2009	8,469
2010	8,441
2011	8,441
2012	8,441
2013	8,441
Thereafter	61,964
104,197

  COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

10.      Taxes Payable

Cosan and its subsidiaries participate in several programs that provide for payments of taxes in installments, as follows:

	2008	2007
Tax Recovery Program – Federal REFIS	98,498	81,626
Special Tax Payment Program – PAES	46,222	43,239
Income tax and social contribution	46,113	14,382
Others	41,324	25,193
	232,157	164,440
Current liabilities	(63,000)	(57,543)
Long-term liabilities	169,157	106,897

Tax Recovery Program - Federal REFIS

In 2000, several subsidiaries of Cosan signed an Option Instrument applying to pay their debts in installments based on the Tax Recovery Program – Federal REFIS. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service - SRF and the National Institute of Social Security - INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the TJLP variation.

Special Tax Payment Program - PAES

By using the benefit granted by the Special Tax Payment Program – PAES published on May 31, 2003, Cosan and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF and the INSS. Installments are adjusted monthly based on the TJLP variation. Relevant installments have been paid based on 1.5% of Cosan’s revenues, considering a minimum of 120 and a maximum of 180 installments.

Cosan and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly the regular payment of the installments as required by law and of the taxes becoming due.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

10.	Taxes Payable--Continued

State VAT Amnesty

In October 2006, Cosan and the subsidiary Usina da Barra subscribed for the benefit of waiver of interest and penalties on state of VAT obligations, approved by State Law No. 12399/06, of September 29, 2006, which provides for a 90% penalty reduction and a 50% interest reduction, calculated to the date of payment.

On October 31, 2006, under the amnesty, the subsidiary Usina da Barra prepaid tax obligations recorded under taxes payables as Special State Tax Payment Program (State REFIS) in the amount of US$37,417 and taxes payables in the amount of US$8,427. The prepayment resulted in a discount of US$20,683, which was recognized as financial discount under financial income.

On October 31, 2006, Usina da Barra also prepaid tax debts recorded under the caption estimated liability for legal proceedings and labor claims in the amount of US$99,582 for US$68,338. The discount granted in the amount of US$31,505 is comprised of US$20,043 of principal, penalty and fees, which was classified under the caption other operating income (expenses), with the remaining financial discount in the amount of US$11,471, classified under the caption financial income in the statement of operations.

11.	Long-term Debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	2008	2007
Resolution No. 2471 (PESA)	IGP-M	3.95%	270,933	196,545
	Corn price	12.50%	430	685

Senior notes due 2009	US Dollar	9.0%	35,808	200,000

Senior notes due 2017	US Dollar	7.0%	406,922	407,311

IFC	US Dollar	7.44%	58,689	67,677

Perpetual notes	US Dollar	8.25%	458,839	459,035

Others	Various	Various	51,918	47,319
			1,283,539	1,378,572
Current liability			(37,428)	(36,076)
Long-term debt			1,246,111	1,342,496

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term Debt--Continued

Long-term debt has the following scheduled maturities:

2010	44,577
2011	8,936
2012	41,552
2013	9,981
2014	1,458
2015	1,337
2016 and thereafter	1,138,270
1,246,111

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of April 30, 2008 and 2007 amounted to US$113,877 and US$82,205, respectively, and are classified as Other non-current assets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term Debt--Continued

Senior notes due 2009

The senior notes are listed on the Luxembourg Stock Exchange, mature in November 2009 and bear interest at a rate of 9% per annum, payable semi-annually in May and November as from May 1, 2005. The senior notes are guaranteed by Cosan’s subsidiary, Usina da Barra.

On October 25, 2007, Cosan advanced payment of part of the debt, reducing the amount of debt principal by US$164,192, that involved advance settlement of interest and bonus payment of US$17,294, which was recognized in financial expenses.

Senior notes due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan, and its subsidiary, Usina da Barra.

IFC - International Finance Corporation

On June 28, 2005, Cosan entered into a credit facility agreement in the total amount of US$70,000 with the IFC, comprising an “A loan” of US$50,000 and a “C loan” of US$20,000. The “C loan” was used on October 14, 2005 while the funds from the “A loan” were deposited and available at February 23, 2006. Under the agreement, Cosan has granted to IFC an option for the total or partial conversion of the “C loan” into common shares of Cosan in connection with its Initial Public Offering. On November 7, 2005, IFC informed Cosan of its intention to exercise the conversion option in relation to the amount of US$5,000, which was converted into 686,750 common shares on November 16, 2005.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term Debt--Continued

IFC - International Finance Corporation--Continued

Interest on these loans is due on a semi-annual basis and is payable on January 15 and July 15 of each year, based on the LIBOR plus a spread of 3.75% per annum for “C Loan”, and on LIBOR plus a spread of 2.5% per annum for “A Loan”. The “C loan” accrues additional interest based on a formula that takes Cosan’s EBITDA into consideration. The “C loan” outstanding principal will be settled in a lump sum on January 15, 2013, and may be prepaid. The “A loan” principal will be repaid in 12 equal installments payable every six months beginning July 15, 2007. The debt is secured by the industrial facilities of “Usina Rafard”, with a carrying value of US$5,400 at April 30, 2008, and is guaranteed by the controlling shareholder and Usina da Barra, Cosan Operadora Portuária and Agrícola Ponte Alta S.A.

Cosan, together with its controlling shareholder and its subsidiaries, entered into a Shareholders Agreement with IFC, whereby tag along rights and a put option have been granted to IFC, which requires Cosan’s controlling shareholders to hold a minimum interest of 51% in Cosan’s share capital.

Perpetual notes

On January 24 and February 10, 2006, Cosan issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Usina da Barra.

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness, including the following: limitation on transactions with shareholders and affiliated companies; and limitation on payment of dividends and other payments affecting subsidiaries. At April 30, 2008, Cosan was in compliance with all debt covenants.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

12.	Related Parties

Cosan conducts some of its operations through various joint ventures and other partnership forms which are principally accounted for using the equity method.  The income statement includes the following amounts resulting from transactions with related parties:

	2008	2007	2006
Transactions involving assets
Remittance of financial resources, net of receipts and credit assignments	(36,773)	21	(44)
Sale of finished products and services	46,410	-	-

Transactions involving liabilities
Payment of financial resources, net of funding	-	(11,469)	(12,213)
Sale of finished products and services	-	-	2,076
Land leasing	-	11,096	8,606
Other	(395)	-	-

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated.

In addition, at April 30, 2008, the Company and its subsidiary Usina da Barra were lessees of 37,599 hectares (unaudited) of land (35,701 hectares (unaudited) in 2007) of related companies under the same control as Cosan. These leases are carried out on an arm’s length basis, and the rent is calculated based on sugarcane tons per hectare, valued according to price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments

	2008	2007
Tax contingencies	435,591	329,493
Civil and labor contingencies	58,507	49,698
	494,098	379,191

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets, in the balance sheets, amounting to US$27,265 at April 30, 2008 (US$21,274 in 2007) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings.

Tax contingencies mainly refer to suits filed by Cosan and its subsidiaries, discussing several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA - Sugar and Ethanol Institute, and the Federal VAT (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS.

The major tax contingencies as of April 30 are described as follows:

	2008	2007
Credit premium – IPI	149,192	123,671
PIS and Cofins	83,615	58,640
IPI credits	51,046	25,150
Contribution to IAA	47,183	37,683
IPI – Federal VAT	30,835	24,250
ICMS credits	25,916	18,347
Income tax	-	18,888
Other	47,804	22,864
	435,591	329,493

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments--Continued

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	2008	2007
IPI Premium Credit (RP 67/98)	89,343	70,860
Withholding Income Tax	91,807	73,037
ICMS – State VAT	42,445	28,964
IAA - Sugar and Ethanol Institute	27,970	23,706
IPI - Federal Value-added tax	43,505	31,921
INSS	8,376	6,044
Civil and labor	33,739	28,036
Other	27,348	12,530
	364,533	275,098

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting to finalize the payment terms within three years which will result in the amount being received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers fees in the amount of US$18,783 relating to this suit have been recorded in General and administrative expenses in 2007 and remain unpaid at December 31, 2008.

For the year ended April 30, 2008, these amounts were monetarily restated by the IPCA-E, totaling US$202,822 and US$24,339, corresponding to related suit and lawyers’ fees, respectively. The amounts of US$14,132 (credit) and US$1,956 (debit) were recognized in the net income (loss) for the year, under Financial income (expenses).

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments--Continued

The detail of the movement in the estimated liability for legal proceedings and labor claims is as follows:

Balance at April 30, 2006	462,248
Provision, less effect of State VAT amnesty	(25,466)
Settlements	(70,160)
Effect of foreign currency translation	12,569
Balance at April 30, 2007	379,191
Provision	26,178
Increase through acquisition of subsidiary	37,196
Settlements	(6,018)
Reclassification to taxes payables (FIN48)	(22,769)
Foreign currency translation	80,320
Balance at April 30, 2008	494,098

The provisions for tax, civil and labor contingencies are included in the statement of operations as follows:

	2008	2007	2006
Net sales	-	2,106	8,086
General and administrative expenses	-	(6,208)	-
Financial expenses	20,925	(1,404)	21,840
Other income (expenses)	4,995	(19,960)	6,317
Income taxes	258	-	11,037
	26,178	(25,466)	47,280

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
  (In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments--Continued

Commitments

Sales

Considering that Cosan operates mainly in the commodities market, its sales are substantially made at prices applicable at sales date, and therefore, there are no outstanding orders with amounts involved. However, Cosan has several agreements in the sugar market in which there are commitments of sales involving volumes of these products in future harvest periods.

The volumes related to the commitments mentioned above are as follows (unaudited):

Product	2008	2007
Sugar (in tons)	5,068,000	5,459,000

The commitments by harvest period are as follows (unaudited):

	Sugar (in tons)
Harvest period	2008	2007
2007/2008	-	2,507,000
2008/2009	2,787,000	2,068,000
2009/2010	2,281,000	884,000
Total	5,068,000	5,459,000

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments--Continued

Commitments--Continued

Purchase

Cosan has entered into several commitments to purchase sugarcane from third parties in order to guarantee part of its production for the next harvest periods. The amount of sugarcane to be purchased was calculated based on an estimation of the sugarcane to be harvested in each geographic area. The amount to be paid by Cosan will be determined for each harvest period at the end of such harvest period according to price of the sugarcane published by CONSECANA.

The purchase commitments by harvest period as of April 30, 2007 are as follows (unaudited):

Harvest period	2008	2007
2007/2008	-	5,743,069
2008/2009	16,541,028	5,259,707
2009/2010	14,872,415	5,123,754
2010/2011	12,222,226	3,360,875
2011/2012	10,729,106	2,578,114
2012/2013	17,716,933	3,450,395
Total	72,081,708	25,515,914

As of April 30, 2008, Cosan had a normal capacity to mill 45,000 thousand tons (unaudited) of sugarcane during each harvest period.

In addition, the Company entered into contracts to purchase industrial equipment intended for maintenance and expansion of the mills, and to meet the demand of the electric energy co-generation project, in the total amount of US$393,048 at April 30, 2008 (US$58,270 in 2007) (unaudited information).

Leases

Cosan also has noncancelable operating leases in Brazil, primarily related to seaport and lands for the plantation of sugarcane, which expire up to the next 20 years.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments--Continued

Leases--Continued

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Rental expense for operating leases during 2008, 2007 and 2006 consisted of the following:

	2008	2007	2006
Minimum rentals	29,767	53,081	46,199
Contingent rentals	65,990	55,621	14,767
Rental expense	95,757	108,702	60,966

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2008 are:

Operating
Leases
Year ending April 30:
2009	37,018
2010	36,609
2011	36,288
2012	34,494
2013	30,932
Thereafter	356,665
Total minimum lease payments	532,006

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

14.	Financial Income and Expenses, Net

	2008	2007	2006
Financial expenses
Interest (1)	(149,191)	(126,876)	(101,117)
Monetary variation – losses	(36,844)	(33,210)	(13,212)
Foreign exchange variation – losses	185,232	20,024	(60,415)
Results from derivatives (3)	(129,703)	(111,156)	(223,707)
CPMF expenses (4)	(10,376)	(11,517)	(10,185)
Bank charges	(641)	(3,452)	(3,080)
Interest and fees paid on advanced payment of Senior Notes 2009	(16,513)	-	-
Other expenses	-	-	(1,334)
	(158,036)	(266,187)	(413,050)
Financial income
Interest (1)	20,598	18,951	11,681
Monetary variation – Gains	17,815	3,282	8,552
Foreign exchange – Gains (2)	(12,369)	(629)	133,054
Results from derivatives (3)	167,965	301,795	14,330
Earnings from marketable securities	43,416	36,759	18,154
Discounts obtained	(105)	43,370	418
Accounts receivable from government agency (5)	-	149,121	-
Other income	-	2,901	280
	237,320	555,550	186,469
Net amount	79,284	289,363	(226,581)

(1)	Includes results from swap operations.
(2)	Includes foreign exchange gains on liabilities denominated in foreign currency.
(3)	Includes results from transactions in futures, options and forward contracts.
(4)	Tax on Financial Transactions - CPMF.
(5)	See note 13.

15.      Income Taxes

Income tax benefit (expense) attributable to income from continuing operations consists of:

	2008	2007	2006
Income taxes benefit (expense):
Current	21,226	(43,346)	(19,946)
Deferred	(1,416)	(145,472)	49,688
	19,810	(188,818)	29,742

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

15.      Income Taxes--Continued

Income taxes differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	2008	2007	2006
Income (loss) before income taxes	(60,051)	538,545	(101,565)
Income tax benefit (expense) at statutory rate — 34%	20,417	(183,105)	34,532
Increase (reduction) in income taxes resulting from:
Write-off of deferred income taxes on tax loss carry forwards related to merged affiliates	-	-	(3,366)
Equity in earnings of affiliates not subject to taxation	(81)	(12)	539
Nondeductible goodwill amortization	(1,952)	(3,758)	(1,381)
Nondeductible donations, contributions and others	1,426	(1,943)	(582)
Income tax benefit (expense)	19,810	(188,818)	29,742

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at April 30, 2008 and 2007 are presented below:

	2008	2007
Deferred tax assets:
Derivatives	973	-
Net operating loss carryforwards	53,794	28,016
Estimated liability for legal proceedings and labor claims	121,135	82,313
Legal reorganization	5,913	8,214
Other temporary differences	41,823	33,413

Total gross deferred tax assets	223,638	151,956
Current portion	1,602	24,788
Non-current portion	222,036	127,168

	2008	2007
Deferred tax liabilities:
Deferred tax liabilities on assigned value of the net assets and temporary differences	328,482	297,174

Current portion	4,611	28,419
Non-current portion	323,871	268,755

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

15.      Income Taxes--Continued

	2008	2007
Net deferred tax liabilities:
Current portion	(3,009)	(3,631)
Non-current portion	(101,836)	(141,587)
	(104,845)	(145,218)

In assessing the valuation allowance of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan will realize the benefits of these deductible differences at April 30, 2007, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As of April 30, 2008, Cosan and its subsidiaries have consolidated net operating loss carry forwards for income tax and social contribution tax losses of US$163,239, and US$163,298, respectively. Income tax losses carry forwards and social contribution tax losses may be offset against a maximum of 30% of annual taxable income earned from 1995 forward, with no statutory limitation period.

Effective May 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. Also, FIN 48 excludes income taxes from the scope of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

15.      Income Taxes--Continued

Prior to the adoption of FIN 48, the Company recognized tax benefits of uncertain tax positions only if it was probable that the positions would be sustained. There was no retained earnings impact upon adoption of FIN 48 as no additional tax position met the recognition threshold under FIN 48.

Cosan reclassified in the consolidated balance sheet certain recorded liabilities to other non-current liabilities related to the gross amount plus interest and penalties on unrecognized tax benefits, which were recorded as part of the estimated liability for legal proceedings in the consolidated balance sheet at May 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2007	22,769
Accrued interest on unrecognized tax benefit	1,211
Settlements	(324)
Balance at April 30, 2008	23,656

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in operating expenses. Interest and penalties related to unrecognized tax benefits amounted to US$1,211 during the year ended April 30, 2008. Total accrued of principal, interest and penalties as of April 30, 2008 and May 1, 2007 was US$23,656 and US$22,769, respectively, and were included as part of non-current liabilities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2003 through 2008.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

16.      Shareholders’ Equity

a.	Capital

At the annual and extraordinary shareholders’ meeting held on August 31, 2006, the Board of Directors approved the reverse split of shares representing the share capital of Cosan to the portion of one share for three shares, with the new share capital comprising 187,753,653 registered common shares, with no par value, and amendment of the Articles of Incorporation of Cosan, by including described changes, so as to comply with BOVESPA Novo Mercado regulations. All shares and per share amount in the consolidated financial statements, including notes to the consolidated financial statements reflect this split.

On November 20, 2006, the Board of Directors approved a capital increase of US$3,201, through issuance of 1,132,707 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, in view of the exercise of this option by the Company’s officers eligible for such.

On November 19, 2007, the Board of Directors approved a capital increase of US$3,205, through issuance of 922,947 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, in view of the exercise of this option by the Company’s officers eligible for such.

At the Extraordinary General Meeting held on December 5, 2007, a capital increase of US$967,198 was approved, through issue of 82,700,000 common registered uncertified shares without par value, by means of private subscription, at the issue price of US$11.70 each.  This capital increase was fully paid-up on January 23, 2008, as described below.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

16.	Shareholders’ Equity--Continued

a.   Capital--Continued

On December 11, 2007, the shareholders approved a capital increase of US$134, through issuance of 38,725 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, in view of the exercise of this option by the Company’s officers eligible for such.

On January 23, 2008, the period for exercising the capital subscription right ended, as approved in the Extraordinary General Meeting of December 5, 2007. The parent company Cosan Limited subscribed and paid in 56,607,396 common shares in the amount of US$662,038, followed by subscription and payment by minority shareholders of 26,092,604 common shares equivalent to US$305,160.

As a result of the subscription of shares, the parent company now holds 152,939,440 common shares, representing 56.11% of the Company’s capital.

On April 18, 2008, parent company Cosan Limited announced its acceptance of the total Company shares of shareholders submitted in connection with the Share Acquisition Voluntary Public Offering (“OPA – Oferta Pública de Aquisição de Ações”) through the exchange of BDRs for Class A shares issued by Cosan Limited. After conclusion of the auction held on that date, 18,232,812 common shares of the Company, representing 6.7% of its total common shares, were submitted for exchange. With the OPA, the parent company Cosan Limited became the holder of 62.8% of the Company’s total common shares.

As of April 30, 2008, the Company’s capital is represented by 272,548,032  registered book-entry common shares (188,886,360 as of April 30, 2007), with no par value.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

16.      Shareholders’ Equity--Continued

b.   Appropriated retained earnings

The Brazilian Corporate law and Cosan’s by-laws require that annual appropriations be made to certain reserves (appropriated retained earnings). These comprise mainly 5% of net income (statutory accounts) that must be transferred to a legal reserve until such reserve reaches 20% of capital stock under Brazilian GAAP. The legal reserve can only be used to increase share capital or offset net losses. The legal reserve in the amount of US$7,844, at April 30, 2008 and 2007 was not available for dividend distribution to shareholders.

Additionally, at the shareholders’ meeting in April, 2007, the shareholders approved that retained earnings as of April 30, 2007, in the amount of US$111,780, be designated to continue investments and the upgrading process and not be available for dividends. At April 30, 2008, the Company recorded a loss for the year under Brazilian GAAP, which was deducted from this reserve. As of April 30, 2008, there are no retained earnings available for dividends.

c.	Dividends

According to Cosan’s by-laws, shareholders are entitled to minimum compulsory dividends of 25% of the year’s net income, adjusted in accordance with article 202 of Law 6404/76 (Brazilian Corporate Law).

d.	Retained earnings

Brazilian law permits the payment of dividends only in reais, limited to the unappropriated retained earnings of company’s financial statements prepared in accordance with Brazilian Corporate Law.

The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under Brazilian Corporate Law will decrease or increase when measured in U.S. dollars as the Real depreciates or appreciates, respectively, against the U.S. dollar.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

17.      Share-Based Compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan. On September 22, 2005, Cosan’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remains to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the market value on the date of issuance, the exercise price is US$3.62 (three dollars and sixty two cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

17.      Share-Based Compensation--Continued

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price - in U.S. dollars	3.62	3.62
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date - in U.S. dollars	7.32	10.78

Expected Term – Cosan’s expected term represents the period that Cosan’s share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan does not expect any forfeiture as those options are mainly for officers, whose turnover is low.

Expected Volatility – For the options granted on September 22, 2005 Cosan had its shares publicly-traded for less than 6 months as of April 30, 2006. Therefore, Cosan opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios. For the options granted on September 11, 2007 Cosan used the volatility of its shares as an assumption in its valuation model since Cosan’s IPO in Brazil, in 2005.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

17.      Share-Based Compensation--Continued

Expected Dividends – As the Company is a relatively new public entity, the expected dividend yield was calculated based on the current value of the stock at the grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate – Cosan bases the risk-free interest rate used in the Binominal Model valuation method on the implied yield currently available on SELIC - Special System Settlement Custody, which is the implied yield currently available on zero-coupon securities in Brazil.

As of April 30, 2008 the amount of US$13,928 related to the unrecognized compensation cost related to stock options is expected to be recognized in 2.0 years. Cosan currently has no shares in treasury.

Stock option activity for the year ended April 30, 2008, is as follows:

	Shares	Weighted-average exercise price
Outstanding as of April 30, 2006	4,302,780	2.93
Grants of options	-	-
Exercises	(1,132,707)	3.00
Forfeitures or expirations	(285,060)	3.00
Outstanding as of April 30, 2007	2,885,013	3.00
Grants of options	450,000	3.62
Exercises	(961,672)	3.62
Forfeitures or expirations	-	-
Outstanding as of April 30, 2008	2,373,341	3.62

Shares exercisable at April 30, 2008	-	-
Shares exercisable at April 30, 2007	-	-

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

18.      Earnings per Share

The table below reconciles weighted average shares outstanding to weighted average shares and dilutive potential shares outstanding:

	2008	2007	2006
Weighted average shares outstanding	222,620,060	188,254,660	156,037,234
Effect of dilutive stock options	3,058,772	2,805,297	2,367,650
Weighted average shares and dilutive potential shares outstanding	225,678,832	191,059,957	158,404,884

19.	Risk Management and Financial Instruments

a.	Risk management

The volatility in the price of commodities and foreign exchange rates are the main market risks to which Cosan and its subsidiaries are exposed. Cosan carries out operations involving financial instruments with a view to managing such risks.

These risks and related instruments are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price change limits.

The financial instruments are contracted for hedging purposes only.

b.	Price risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to sugar price variations in the foreign market. Such transactions assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly in futures and options markets on the NYBOT (New York Board of Trade) and the LIFFE (London International Financial Futures and Options Exchange).

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

19.	Risk Management and Financial Instruments--Continued

c.	Foreign exchange risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to foreign exchange rate variations on exports. Transactions with derivatives combined with commodity price derivatives assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly in the over-the-counter segment with leading institutions.

Additionally, Cosan has also engaged in currency and interest rate swap operations for charges associated to Senior Notes, from the U.S. dollar exchange rate variation plus interest of 9% p.a. to 81% of CDI.

d.	Interest rate risk

Cosan monitors fluctuations of the several interest rates linked to its monetary assets and liabilities and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At April 30, 2008 Cosan did not record any interest rate derivative contracts, except for the swap arrangement referred to in item c) Foreign exchange risk.

e.	Credit risk

A significant portion of sales made by Cosan and its subsidiaries is made to a selected group of best-in-class counterparties (i.e., trading companies, fuel distribution companies and large supermarket chains). Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks. Cosan and its subsidiaries historically have not recorded material losses on trade accounts receivable.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

19.	Risk Management and Financial Instruments--Continued

f.	Debt acceleration risk

As of April 30, 2008 and 2007, Cosan was a party to loan and financing agreements with covenants generally applicable to these operations, regarding cash generation, debt to equity ratio and others.  These covenants are being fully complied with by Cosan and do not place any restrictions on its operations as a going-concern.

g.	Estimated market values

The following methods and assumptions were used to estimate the fair value of each main class of financial instruments:

●	Accounts receivable and trade accounts payable: The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

●
Short-term and long-term debt and advances from customers: The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks or based on the market quotation of these securities.

The following table presents the carrying amounts and estimated fair values of Cosan’s financial instruments at April 30, 2008 and 2007. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	38,832	38,832	316,542	316,542
Marketable securities	558,761	558,761	281,879	281,879

Financial liabilities:
Short-term and long-term debt	1,283,539	1,299,483	1,378,572	1,416,390
Advances from customers	15,616	15,616	48,608	45,576

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

19.	Risk Management and Financial Instruments--Continued

Assets and liabilities that are reflected in the accompanying consolidated financial statements at fair value or have their fair value disclosed in the notes to the consolidated financial statements are not included in the above disclosures; such items include derivative financial instruments.

20.	Segment Information

a.	Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has three segments: sugar, ethanol and others group. The operations of these segments are based solely in Brazil.

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has a lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

20.	Segment Information--Continued

a.	Segment information--Continued

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance based on information generated from the statutory accounting records.

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar an ethanol are the same.

Measurement of segment profit or loss and segment assets

Cosan evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan is adjusted EBIT (earnings before interests and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Cosan reports net sales by geographic area based on the destination of the net sales.

	2008	2007	2006
Net sales — Brazilian GAAP
Sugar	780,839	1,029,592	657,846
Ethanol	604,668	551,474	378,366
Others	102,102	95,832	57,792
Total	1,487,609	1,676,898	1,094,004

Reconciling items to U.S. GAAP
Sugar	3,624	2,152	2,610
Ethanol	-	-	-
Others	-	-	-
Total	3,624	2,152	2,610
Total net sales	1,491,233	1,679,050	1,096,614

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

20.	Segment Information--Continued

a.	Segment information--Continued

	2008	2007	2006
Segment operating income (loss) — Brazilian GAAP
Sugar	(97,550)	105,290	65,997
Ethanol	(75,541)	56,396	37,959
Others	(12,756)	9,800	5,797
Operating income (loss) — Brazilian GAAP	(185,847)	171,486	109,753

Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	28,438	39,340	24,013
Ethanol	22,022	21,072	13,811
Others	3,719	3,662	2,110
	54,179	64,074	39,934

Other adjustments
Sugar	(426)	(816)	(10,501)
Ethanol	(3,055)	(1,573)	(7,559)
Others	(516)	(273)	(1,154)
Total sugar	(69,538)	143,814	79,509
Total ethanol	(56,574)	75,895	44,211
Total others	(9,553)	13,189	6,753
Operating income (loss) — U.S. GAAP	(135,665)	232,898	130,473

b.	Sales by geographic area

The following table includes Cosan’s net sales by region:

	2008	2007	2006
Brazil	834,549	663,886	522,435
Europe	520,663	304,634	61,457
Middle East and Asia	71,405	473,752	323,488
North America	52,066	113,010	43,841
Latin America, other than Brazil	8,926	19,392	5,784
Africa	-	102,224	136,999
Total	1,487,609	1,676,898	1,094,004

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

20.	Segment Information--Continued

c.	Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the years as a percentage of either domestic or international sales of sugar:

Market	Customer	2008	2007	2006
International	Sucres et Denrées	23.6%	33.3%	33.7%
	Tate & Lyle International	11.2%	5.3%	10.0%
	S.A. Fluxo	9.2%	9.5%	0.8%
	Cane International Corporation	7.2%	2.2%	12.8%
	Coimex Trading Ltd	6.9%	11.5%	11.3%

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the years as a percentage of either domestic or international sales of ethanol:

Market	Customer	2008	2007	2006
International	Vertical UK LLP	13.6%	11.6%	9.3%
	Vitol Inc.	3.5%	-	-
	Morgan Stanley Capital Group Inc.	2.9%	-	-
	Kolmar Petrochemicals	-	6.2%	0.3%
	Alcotra S.A.	-	-	5.8%

Domestic	Shell Brasil Ltda.	20.1%	14.8%	27.8%
	Euro Petróleo do Brasil Ltda.	14.3%	-	-
	Petrobrás Distribuidora S.A.	8.0%	9.2%	12.0%
	Cia Brasileira de Petróleo Ipiranga	6.1%	-	-
	Tux Distribuidora de Combustíveis Ltda.	5.7%	-	-
	Manancial Distribuidora de Petróleo Ltda.	-	8.2%	2.3%

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

21.	Commitment to Acquire Teaçu Armazéns Gerais S.A. and Esso Brasileira de Petróleo Ltda.

On April 9, 2008, the Company entered into an agreement for the acquisition of 49% of the shares of Teaçu Armazéns Gerais S.A. for the amount of US$70,531. At that date, the Company made an advance in the amount of US$59,270.  The acquisition will be closed within 210 days upon completion of due diligence and certain contractual conditions, at which time the remaining US$11,261 will be paid.

On April 23. 2008. the Company entered into an agreement with ExxonMobil International Holding B.V. (“Exxon”) for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and certain affiliates, marketers and distributors of fuel and lubricants in Brazilian retail and wholesale markets as well as aviation fuel supply. The closing of the acquisition is contingent upon completion of a Transition Period, during which shared services provided by Exxon from other countries will be transitioned to the Brazilian entities to be acquired and the technology platform will be transitioned to an exclusive segregated environment in Brazil.

The presently negotiated purchase price is cash of US$826,000 to be paid upon closing and assumption of debt amounting to US$198,000. The acquisition price is subject to revision at the end of the Transition Period when the transaction is closed.  During the Transition Period, Exxon retains operational control of the entities to be acquired.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 6, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer